UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS

401(k) SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Urban Outfitters 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held at end of year December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The information in the schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Margolis & Company P.C.
Bala Cynwyd, PA
June 26, 2009

URBAN OUTFITTERS

401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2008			2007
Investments, at fair value:
Urban Outfitters, Inc. common stock	$7,253,557	(a	)	$12,461,143	(a	)
Pooled shares of registered investment companies:
American Century Equity Growth Fund	844,113			1,064,679
American Century GNMA Fund	900,135			675,782
American Century Heritage Fund	108,806			12,340
American Century Income and Growth Fund	899,866			1,192,270
AM Europacific Growth Fund	1,613,893	(a	)	2,201,795	(a	)
Baron Asset Fund	22,412			—
BlackRock Index Equity Class A Fund	1,137,931			1,646,922
BlackRock Money Market Fund	4,733,222	(a	)	3,821,535	(a	)
BlackRock Small Cap Growth Equity Class A Fund	1,007,787			1,478,355
Fidelity Advisor Government Investment Fund	1,503,980	(a	)	1,049,571
Franklin Small Cap Value Class R Fund	21,902			—
Janus Adviser Capital Appreciation Fund	1,982,233	(a	)	3,053,290	(a	)
Janus Adviser Growth and Income Fund	1,109,049			1,904,819	(a	)
Janus Adviser Large Cap Growth Fund	1,466,656	(a	)	2,215,669	(a	)
Royce Pennsylvania Mutual Service Fund	4,666			—
Third Avenue Value Fund	332,662			400,213
T. Rowe Price Retirement Fund	1,242,658			892,143
Participant loans	744,592			614,738
Cash and cash equivalents	1,966			—

	26,932,086			34,685,264

Receivables:
Employer contributions	176,790			—
Participant contributions	36,299			—

	213,089			—

Total assets	27,145,175			34,685,264

Liabilities:
Accrued expenses	19,330			19,730
Refundable contributions	224,278			394,225

Total liabilities	243,608			413,955

Net assets available for benefits	$26,901,567			$34,271,309

(a)	Represents 5% or more of net assets available for benefits.

The notes to financial statements are an integral part of the above statement.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,
	2008	2007
(Reductions) additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(13,184,450)	$2,724,550
Investment income, interest and dividends	415,139	951,413

	(12,769,311)	3,675,963

Contributions:
Participants	5,382,979	4,313,235
Employer	1,116,775	921,910
Rollovers from other plans	498,215	247,103

	6,997,969	5,482,248

Total (reductions) additions	(5,771,342)	9,158,211

Deductions from net assets attributed to:
Benefits paid to participants	1,484,245	2,826,821
Administrative expenses	114,155	82,653

Total deductions	1,598,400	2,909,474

Net (decrease) increase	(7,369,742)	6,248,737
Net assets available for benefits:
Beginning	34,271,309	28,022,572

Ending	$26,901,567	$34,271,309

The notes to financial statements are an integral part of the above statement.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	Description of Plan

The following description of Urban Outfitters, Inc. (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) plan covering substantially all employees of the Company and its participating affiliates who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Effective July 1, 2003, and subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed one year of continuous service. For each of the years ended December 31, 2008 and 2007, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Participant accounts—Each participant’s account is credited with the participant’s elective and rollover contributions, an allocation of plan investment earnings and the Company’s contribution, and charged with withdrawals and distributions and a share of plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may change their self-directed investment options at any time.

Vesting—Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures—Forfeited non-vested company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. Forfeitures of approximately $191,000 in 2008 and $65,000 in 2007 were used to pay administrative expenses of the Plan and reduce employer contributions. Net assets available for benefits include forfeited balances of approximately $121,000 at December 31, 2008 and $148,000 at December 31, 2007.

Participant loans—Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of benefits—A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1 /2, may elect to receive in-service distributions. Financial hardship withdrawals are also permitted pending submission of verification to the plan administrator warranting the financial hardship.

Plan assets allocated to the accounts of persons who are no longer employed with the Company but have not withdrawn from the Plan approximated $4,146,000 at December 31, 2008 and $5,630,000 at December 31, 2007.

Funding policy—The Company remits employee deferral and company matching contributions to the Plan on a bi-weekly basis.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.	Summary of Significant Accounting Policies

Basis of accounting—The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of estimates—The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payments of benefits—Benefits are recorded when paid.

Valuation of investments—The Plan’s investments are stated at fair value using quoted market prices from a national securities exchange and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Pooled shares of registered investment companies are valued at fair value using quoted market prices from a national securities exchange and represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

Net (depreciation) appreciation in fair value of investments—The Plan presents in the statement of changes in net assets available for benefits the net depreciation or appreciation in the fair value of its investments, which consists of the net realized losses or gains and the unrealized depreciation or appreciation on these investments.

Administrative expenses—The Company provides participant data services to the Plan at no charge. The Plan generally pays all administrative expenses and audit fees.

3.	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of SFAS No. 157, as amended, effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the plan financial statements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in SFAS No. 157 are as follows:

•	Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.
•

Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

3.	Fair Value Measurements - Continued

FAS No. 157 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2008. The Plan has described below the methodology used to measure each major category of assets and liabilities.

•

Urban Outfitters, Inc. common stock is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.
•	Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The following table presents the fair value of financial instruments as of December 31, 2008 by type of asset and by the SFAS No. 157 valuation hierarchy described above. The Plan has no assets or liabilities that are classified as Level 2 as of December 31, 2008.

	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 3)	Total as of December 31, 2008
Urban Outfitters, Inc. common stock	$7,253,557	$—	$7,253,557
Mutual funds	18,931,971	—	18,931,971
Participant loans	—	744,592	744,592
Cash and cash equivalents	1,966	—	1,966

Total assets at fair value	$26,187,494	$744,592	$26,932,086

4.	Net (Depreciation) Appreciation in Fair Value of Investments

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
Urban Outfitters, Inc. common stock	$(5,752,374)	$1,564,592
Registered investment companies	(7,432,076)	1,159,958

	$(13,184,450)	$2,724,550

5.	Excess Contributions

In order to satisfy the relevant non-discriminatory provisions of the Plan, the Company refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2008 and 2007 were approximately $224,000 and $394,000, respectively. Refunds were issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions at December 31, 2008 and 2007.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by PNC Advisors. PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included in administrative expenses and were approximately $99,000 in 2008 and $83,000 in 2007.

8.	Tax Status

The Plan’s most recent determination letter from the Internal Revenue Service, dated November 15, 2004, states that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$26,901,567	$34,271,309
Accrued expenses	—	—
Amounts allocated for refundable contributions	—	394,225

Net assets available for benefits per Form 5500	$26,901,567	$34,665,534

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007 to Schedule H of Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$1,484,245	$2,826,821
Amounts allocated to withdrawing participants	—	—

Benefits paid to participants per Schedule H, Form 5500	$1,484,245	$2,826,821

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. There were no processed benefit claims that were not paid as of December 31, 2008 and 2007.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

9.	Reconciliation of Financial Statements to Form 5500 - Continued

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Decrease in net assets available for benefits per the financial statements	$(7,369,742)
Adjustment for prior year excess contributions refunded to participants at December 31, 2008	(394,225)

Decrease in net assets available for benefits per the Form 5500	$(7,763,967)

Amounts reported as refundable contributions, and the related unrealized (loss) gain on these contributions, at December 31, 2007 in the amount of $394,225 are reflected as corrective distributions on the income and expense statement on Schedule H, Part II of the 2008 Form 5500.

Amounts allocated for refundable contributions to certain participants of the Plan, and the related unrealized (loss) gain, were recorded as a liability of the Plan at December 31, 2008 and 2007, because they had not been paid as of those dates.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H—ITEM 4i—SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE, BORROWER, ISSUER OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	COST	CURRENT VALUE
***	Urban Outfitters, Inc.	Common stock	$4,889,096	$7,253,557
***	PNC Bank	Pooled American Century Equity Growth Fund	1,213,636	844,113
***	PNC Bank	Pooled American Century GNMA Fund	877,969	900,135
***	PNC Bank	Pooled American Century Heritage Fund	166,857	108,806
***	PNC Bank	Pooled American Century Income and Growth Fund	1,395,134	899,866
***	PNC Bank	Pooled AM Europacific Growth	2,476,187	1,613,893
***	PNC Bank	Pooled Baron Asset	32,199	22,412
***	PNC Bank	Pooled BlackRock Index Equity Class A Fund	1,563,427	1,137,931
***	PNC Bank	Pooled BlackRock Money Market Fund	4,356,052	4,733,222
***	PNC Bank	Pooled BlackRock Small Cap Growth Equity Class A Fund	1,302,176	1,007,787
***	PNC Bank	Pooled Fidelity Advisor Government Investment Fund	1,403,997	1,503,980
***	PNC Bank	Pooled Franklin Small Cap Value Class R	29,545	21,902
***	PNC Bank	Pooled Janus Adviser Capital Appreciation Fund	2,522,590	1,982,233
***	PNC Bank	Pooled Janus Adviser Growth and Income Fund	1,965,584	1,109,049
***	PNC Bank	Pooled Janus Adviser Large Cap Growth Fund	2,090,936	1,466,656
***	PNC Bank	Royce Pennsylvania Mutual Service Fund	5,488	4,666
***	PNC Bank	Third Avenue Value Fund	540,088	332,662
***	PNC Bank	T. Rowe Retirement	1,806,757	1,242,658

	Participant Loans	Prime +1% with interest rates ranging from 5.00% to 9.25%; various maturities	743,902	744,592

	Cash and Cash Equivalents		1,966	1,966

			$29,383,586	$26,932,086

***	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters 401 (k) Savings Plan

Date: June 29, 2009	By:	/s/ JOHN E. KYEES
John E. Kyees
Plan Administrator

Exhibit Index

Exhibit Number	Description
23.1*	Consent of Margolis & Company P.C.

*	Filed herewith